FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February, 2008
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the
Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America,
Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage (including as a result of adverse changes in credit markets that affect our ability to raise capital when needed); adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions
(including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi
quarter results
ended December
Quarter 1
2007

* for the quarter ended December 2007
** as at 30 December 2007
† Rest of World
Sales by product group *
Sales: where the product is manufactured *
Sales: where the product is sold *
Geographic ownership **
■
Coated fine paper
63%
■
Uncoated fine paper
4%
■
Coated specialities
8%
■
Packaging and newsprint
9%
■
Pulp
15%
■
Other
1%
■
North America
29%
■
Europe
41%
■
Southern Africa
15%
■
Asia and other
15%
■
South African
73%
■
North America
20%
■
Europe and ROW †
7%
■
North America
28%
■
Europe
46%
■
Southern Africa
26%
sappi
Flo

sappi limited
1 first quarter
■
Operating profit (excluding special items) improved on
last year
■
Basic EPS 18 US cents for the quarter
■
Prices improved except in Europe
■
Saiccor expansion progresses well
■
High input costs
Financial highlights
Summary
Quarter ended
Dec
Dec
Sept
2007
2006
2007
Key figures: (US$ million)
Sales
1,377
1,267
1,422
Operating profit
91
92
87
Special items – losses (gains) *
1
(29)
9
Operating profit excluding special items
92
63
96
EBITDA excluding special items **
188
158
187
Basic EPS (US cents)
18
13
27
Net debt *
2,495
2,278
2,257
Key ratios: (%)
Operating profit to sales
6.6
7.3
6.1
Operating profit excluding special items to sales
6.7
5.0
6.8
EBITDA excluding special items to sales
13.7
12.5
13.2
Operating profit excluding special items to average net assets
8.3
6.4
9.1
Return on average equity (ROE) *
9.3
8.4
14.1
Net debt to total capitalisation *
45.6
46.7
43.2
* Refer to page 15, Supplemental Information for the definition of the term.
** Refer to page 16, additional information in Supplemental Information for the reconciliation of EBITDA excluding special items to profit for the period.

sappi limited

first quarter
Comment
Our operating performance improved further in the quarter. Forest Products benefited from good demand for its products and increasing prices to report a strong performance. Our fine paper business continued
to improve its profitability despite continued cost pressures and difficult market conditions in Europe.
We continued to improve our margins in North America through improved coated fine paper prices and cost reduction. In Europe coated web prices showed an improving trend in the quarter while coated fine paper sheet prices declined. We have announced coated fine paper sheet price increases in Europe for
February 2008 which are essential to offset high raw material and energy prices. The impact of high pulp prices on our margins in Europe, where we purchase a majority of our pulp, was offset by the benefit of high pulp prices realised by our Forest Products and North American businesses.
Pulp markets were strong in the quarter. NBSK prices increased from an average of US$800 per ton in the previous quarter to an average of US$840 per ton.
Our sales increased by 8.7% compared to a year ago to US$1.38 billion largely as a result of price increases and the strengthening of the Euro and Rand against the US Dollar.
Operating profit excluding special items increased 46% to US$92 million from US$63 million a year ago.
Special items for the quarter were negligible but a year ago included a plantation fair value gain of
US$29 million. Details of special items are set out in note 4. Operating profit including special items was at a similar level to a year ago.
Net finance costs were US$28 million, down US$9 million compared to a year ago largely as a result of increased interest capitalised in the quarter, which relates to the Saiccor expansion project.
Taxation for the quarter of US$21 million includes US$8 million Secondary Tax on Companies (STC), which relates to the declaration of Dividend Number 84 during the quarter. In the prior quarter taxation was a credit of US$1 million including once-off tax relief, resulting from tax rate changes and reversal of tax provisions amounting to US$13 million. In the equivalent quarter last year taxation was US$25 million.
The effective tax rate excluding STC was 21% for the quarter.
Basic EPS was 18 US cents for the quarter compared to 13 US cents (which included the favourable plantation fair value gain of 9 US cents) a year ago.

sappi limited

first quarter
Cash flow and debt
Cash generated by operations increased to US$155 million compared to US$125 million a year ago.
Working capital increased by US$133 million during the quarter largely as a result of seasonal working capital movements.
Capital expenditure on property, plant and equipment for the quarter was US$109 million, of which
US$81 million related to the Saiccor expansion.
Net debt increased US$238 million during the quarter. This amount includes US$64 million of currency movements and fair value adjustments. Net debt to total capitalisation was 45.6% compared to 43.2% for the prior quarter.
Operating Review – Quarter ended December 2007
compared with quarter ended December 2006
Sappi Fine Paper
Quarter
Quarter                                   Quarter
ended
ended
ended
Dec 2007
Dec 2006
%
Sept 2007
US$ million
US$ million
change
US$ million
Sales
1,109
1,044
6.2
1,118
Operating profit
31
16
93.8
29
Operating profit to sales (%)
2.8
1.5
–
2.6
Special items *
–
–
–
–
Operating profit excluding
special items
31
16
93.8
29
Operating profit excluding
special items to sales (%)
2.8
1.5
–
2.6
EBITDA excluding special items
106
94
12.8
102
EBITDA excluding special items
to sales (%)
9.6
9.0
–
9.1
RONOA pa (%)
3.9
2.1
–
3.7
* See note 4 to the financial statements on page 13
Operating margins and returns improved slightly compared to the prior quarter largely as a result of improved price realisation in North America. Conditions in the European market remain difficult, in particular coated fine paper sheet pricing. Input cost pressure remains a major factor in all our regions.

sappi limited
4 first quarter
Europe
Quarter
Quarter                                                  Quarter
ended
ended
%
%
ended
Dec 2007
Dec 2006
change
change
Sept 2007
US$ million
US$ million
(US$)
(Euro)
US$ million
Sales
638
587
8.7
(3.5)
619
Operating profit
19
13
46.2
29.8
17
Operating profit to sales (%)
3.0
2.2
–
–
2.7
Special items *
(2)
–
–
–
–
Operating profit excluding
special items
17
13
30.8
16.1
17
Operating profit excluding
special items to sales (%)
2.7
2.2
–
–
2.7
EBITDA excluding special items
62
61
1.6
(9.7)
60
EBITDA excluding special
items to sales (%)
9.7
10.4
–
–
9.7
RONOA pa (%)
3.5
2.8
–
–
3.5
* See note 4 to the financial statements on page 13
Market conditions for coated fine paper in Europe remained very challenging. Our sales volumes for the quarter were 2% lower than a year ago. Although this volume decrease is in line with demand in Europe our sales volume includes an increased proportion of exports. Average prices achieved in Euro terms declined slightly; however, prices translated to US Dollars increased as a result of the stronger Euro.
Operating profit excluding special items improved compared to a year earlier largely as a result of the successful cost reduction initiatives. High input costs continue to put pressure on margins, in particular increasing pulp prices and energy costs.
The strength of the Euro relative to the US Dollar had an unfavourable impact on the margins of our dollar-
based exports despite our success in improving prices in many of our export markets.

sappi limited

first quarter
North America
Quarter
Quarter                                   Quarter
ended
ended
ended
Dec 2007
Dec 2006
%
Sept 2007
US$ million
US$ million
change
US$ million
Sales
384
374
2.7
404
Operating profit
11
2
450.0
9
Operating profit to sales (%)
2.9
0.5
–
2.2
Special items *
2
–
–
–
Operating profit excluding special items
13
2
550.0
9
Operating profit excluding special items
to sales (%)
3.4
0.5
–
2.2
EBITDA excluding special items
40
28
42.9
35
EBITDA excluding special items
to sales (%)
10.4
7.5
–
8.7
RONOA pa (%)
5.0
0.7
–
3.4
* See note 4 to the financial statements on page 13
Our North American business reported its best quarterly performance for several years. The return on net operating assets of 5% is however well short of acceptable levels.
Prices realised for coated fine paper and pulp improved during the quarter. Demand was strong and the supply/demand balance remains favourable following the closure of capacity by North American producers; however, competition in the market for economy sheets had an unfavourable impact on our volumes and prices in this segment.
Our sales volume increased marginally compared to a year ago. Input cost pressure continues to squeeze margins.
The implementation of our new brand line up and launch of new products in North America has progressed well and has contributed to strengthening relationships with our customers.

sappi limited

first quarter
South Africa
Quarter
Quarter                                                  Quarter
ended
ended
%
%
ended
Dec 2007
Dec 2006
change
change
Sept 2007
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
87
83
4.8
(3.6)
95
Operating profit
1
1
–
(8.0)
3
Operating profit to sales (%)
1.1
1.2
–
–
3.2
Special items *
–
–
–
–
–
Operating profit excluding
special items
1
1
–
(8.0)
3
Operating profit excluding
special items to sales (%)
1.1
1.2
–
–
3.2
EBITDA excluding special items
4
5
(20.0)
(26.4)
7
EBITDA excluding special items
to sales (%)
4.6
6.0
–
–
7.4
RONOA pa (%)
2.6
2.5
–
–
7.9
* See note 4 to the financial statements on page 13
Lower sales volumes in the quarter were largely offset by improved pricing in local currency terms.
Margins remain low as a result of high input costs.

sappi limited

first quarter
Forest Products
Quarter
Quarter                                                  Quarter
ended
ended
%
%
ended
Dec 2007
Dec 2006
change
change
Sept 2007
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
268
223
20.2
10.6
304
Operating profit
55
76
(29.5)
(35.1)
52
Operating profit to sales (%)
20.5
35.0
–
–
17.1
Special items *
1
(29)
–
–                         9
Operating profit excluding
special items
56
49
14.3
5.1
61
Operating profit excluding
special items to sales (%)
20.9
22.0
–
–
20.1
EBITDA excluding special items
77
66
16.7
7.3
79
EBITDA excluding special items
to sales (%)
28.7
29.6
–
–
26.0
RONOA pa (%)
12.9
14.7
–
–
15.1
* See note 4 to the financial statements on page 13
Forest Products continued to perform well. Operating profit excluding special items increased to
US$56 million from US$49 million a year ago. Special items were negligible in the quarter compared to a gain of US$29 million relating to plantation fair value a year ago.
Pulp and paper sales volumes increased 4% compared to a year ago and prices in both local currency and
US Dollar terms improved further in strong markets. The improved international pulp prices and good demand for pulp had a major favourable impact on performance during the quarter.
The impact of higher prices was partly offset by the stronger Rand during the quarter. High labour and input costs also impacted margins unfavourably.
Progress on the Saiccor expansion has been good despite abnormally high rainfall in recent weeks.

sappi limited
8 first quarter
Directors
Dr Daniel (Danie) Christiaan Cronjé joined the Sappi Limited board with effect from 01 January 2008 as a non-executive director (independent).
Outlook
Global macroeconomic conditions are less favourable than expected, with commentators concerned about a possible slowdown in the US economy and the strong Euro dampening European growth. Input costs are increasing at the same time. Our South African businesses are also affected by the national power shortage and we are working to minimise the impact.
In the coated fine paper sector the global supply/demand balance is generally favourable. Advertising forecasts remain positive. The pulp industry continues to experience strong demand and prices continue to increase.
Given that cost pressure is unlikely to abate, we will continue to emphasise cost reduction. We will also continue our efforts to improve prices for our products, in particular coated fine paper sheets in Europe.
As reported last quarter we expect our net debt to increase further in the second quarter before reducing towards the end of the year, as we complete the Saiccor expansion.
We expect strong operating performance from our Forest Products business and continued improvement in North America. Margins in Europe will remain under pressure. Operating profit excluding special items is expected to improve in the next quarter compared to a year ago.
On behalf of the board
R J Boëttger
M R Thompson
Director
Director
31 January 2008
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

sappi limited

first quarter
forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage
(including as a result of adverse changes in credit markets that affect our ability to raise capital when needed), including as a result of adverse, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi limited

first quarter
Group income statement
Quarter
Quarter
ended
ended
Dec 2007
Dec 2006
US$ million
US$ million
% change
Sales
1,377
1,267
8.7
Cost of sales
1,197
1,092
Gross profit
180
175
2.9
Selling, general and administrative expenses
92
88
Other operating expenses (income)
1
(4)
Share of profit from associates and joint ventures
(4)
(1)
Operating profit
91
92
(1.1)
Net finance costs
28
37
Net interest
37
36
Finance cost capitalised
(9)
(1)
Net foreign exchange gains
(1)
(2)
Net fair value loss on financial instruments
1
4
Profit before taxation
63
55
14.5
Taxation
21
25
Current
3
6
Deferred
18
19
Profit for the period
42
30
40.0
Basic earnings per share (US cents)
18
13
Weighted average number of shares in issue (millions)
228.5
227.0
Diluted basic earnings per share (US cents)
18
13
Weighted average number of shares on fully diluted
basis (millions)
230.6
229.9

sappi limited

first quarter
Group balance sheet
Dec 2007
Sept 2007
US$ million
US$ million
ASSETS
Non-current assets
4,670
4,608
Property, plant and equipment
3,554
3,491
Plantations
639
636
Deferred taxation
52
60
Other non-current assets
425
421
Current assets
1,877
1,736
Inventories
793
712
Trade and other receivables
625
660
Restricted cash
41
–
Cash and cash equivalents
418
364
Total assets
6,547
6,344
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,781
1,816
Non-current liabilities
2,666
2,612
Interest-bearing borrowings
1,884
1,828
Deferred taxation
397
385
Other non-current liabilities
385
399
Current liabilities
2,100
1,916
Interest-bearing borrowings
966
771
Bank overdraft
63
22
Other current liabilities
873
998
Taxation payable
123
125
Shareholders for dividend
75
–
Total equity and liabilities
6,547
6,344
Number of shares in issue at balance sheet date (millions)
228.8
228.5

sappi limited

first quarter
Group cash flow statement
Quarter
Quarter
ended
ended
Dec 2007
Dec 2006
US$ million
US$ million
Profit after taxation per income statement
42
30
Adjustment for:
Depreciation, fellings and amortisation
117
112
Taxation charge
21
25
Net finance costs
28
37
Post employment benefits
(14)
(27)
Other non-cash items
(39)
(52)
Cash generated from operations
155
125
Movement in working capital
(133)
(39)
Net finance costs paid
(59)
(46)
Taxation paid
(7)
(4)
Cash (utilised in) retained from operating activities *
(44)
36
Cash utilised in investing activities *
(89)
(128)
(133)
(92)
Cash effects of financing activities
223
94
Net movement in cash and cash equivalents
90
2
*Reclassification
Cash outflows relating to contributions to post employment benefit funds previously reflected in cash utilised in investing activities, have been included in cash (utilised in) retained from operating activities.
Group statement of recognised income and expenses
Quarter
Quarter
ended
ended
Dec 2007
Dec 2006
US$ million
US$ million
Pension fund asset not recognised
–
(2)
Deferred tax asset released (raised)
2
(1)
Exchange differences on translation of foreign operations
(10)
113
Net (expense) income recorded directly in equity
(8)
110
Profit for the period
42
30
Total recognised income for the period
34                             140

sappi limited

first quarter
notes to the group results
1.
Basis of preparation
The condensed financial statements have been prepared in accordance with International Accounting Standard 34
Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2007 which are compliant with the International Financial Reporting Standards (IFRS) as issued by the International
Accounting Standards Board.
The results are unaudited.
Comparative figures – Cash outflows relating to contributions to post employment benefit funds previously reflected in cash utilised in investing activities, have been included in cash (utilised in) retained from operating activities.
2.
Reconciliation of movement in shareholders’ equity
Quarter
Quarter
ended
ended
Dec 2007
Dec 2006
US$ million
US$ million
Balance – beginning of year
1,816
1,386
Total recognised income for the period
34
140
Dividends declared
(73)
(68)
Transfers to participants of the share purchase trust
2
7
Share Based Payment Reserve
2
2
Balance – end of period
1,781
1,467
3.
Operating profit
Included in operating profit are the following non-cash items:
Depreciation of property, plant and equipment
96
95
Fair value adjustment on plantations (included in cost of sales)
Changes in volume
Fellings
21
17
Growth
(18)
(17)
3
–
Plantation price fair value adjustment
1
(29)
4
(29)
Included in other operating expenses (income) for the quarters ended December 2007 and December 2006 are items (b), (c) and (d) as disclosed in note 4.
4.
Special items
Special items cover those items which management believe are material by nature or amount to the results and require separate disclosure in accordance with IAS 1 paragraph 86. Such items would generally include profit and loss on disposal of property, investments and businesses, asset impairments, restructuring charges, natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.
Special items, excluding interest and tax effects, for the relevant periods are:
Quarter
Quarter
ended
ended
Dec 2007
Dec 2006
US$ million
US$ million
(a) Plantation price fair value adjustment
1
(29)
(b) Asset impairments
2
–
(c) Restructuring provisions released
(1)
–
(d) Profit on sale of assets
(1)
–
1                              (29)

sappi limited
14 first quarter
5.
Headline earnings per share
Quarter
Quarter
ended
ended
Dec 2007
Dec 2006
US$ million
US$ million
Headline earnings per share (US cents) *
19
13
Weighted average number of shares in issue (millions)
228.5
227.0
Diluted headline earnings per share (US cents) *
19
13
Weighted average number of shares on fully diluted basis (millions)
230.6
229.9
Calculation of Headline earnings *
Profit for the period
42
30
Asset impairments
2
–
Headline earnings
44
30
* Headline earnings disclosure is required by the JSE Limited.
6.
Capital expenditure
Quarter
Quarter
Dec 2007
Dec 2006
US$ million
US$ million
Property, plant and equipment
109
138
7.
Capital commitments
Dec 2007
Sept 2007
US$ million
US$ million
Contracted
220
188
Approved but not contracted
267
249
487
437
8.
Contingent liabilities
Guarantees and suretyships
52
43
Other contingent liabilities *
7
26
59
69
* The decrease in contingent liabilities reflects management’s revised estimate of losses which could arise from taxation queries to which certain group companies are subject. These amounts have now been recognised as liabilities.
9.
Material balance sheet movements
Interest-bearing borrowings, other current liabilties and cash and cash equivalents
The group drew down US$147 million of its committed facilities to settle certain other current liabilities, thereby maintaining adequate funding to settle the dividend.
Restricted cash
Cash previously available to the group has now been specifically restricted to settle certain post retirement medical liabilities.
notes to the group results

sappi limited
15 first quarter
Supplemental information
general definitions
Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two
Fellings – the amount charged against the income statement representing the standing value of the plantations harvested
NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, mainly produced from spruce trees in Scandinavia, Canada and north eastern USA. The NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes
SG&A – selling, general and administrative expenses
Non-GAAP measures
The group believes that it is useful to report these non-GAAP measures for the following reasons:
–   these measures are used by the group for internal performance analysis;
–   the presentation by the group’s reported business segments of these measures facilitates comparability with other companies in our industry, although the group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and
–   it is useful in connection with discussion with the investment analyst community and debt rating agencies.
These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS
Headline earnings – as defined in Circular 8/2007 issued by The South African Institute of Chartered
Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share
Net debt – current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits)
Net debt to total capitalisation – net debt divided by shareholders’ equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft
Net operating assets – total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)
Net assets – total assets less current liabilities
Net asset value – shareholders’ equity plus deferred tax liabilities minus deferred tax assets
Net asset value per share – net asset value divided by the number of shares in issue at balance sheet date
ROE – return on average equity. Profit for the period divided by average shareholders’ equity
RONOA – operating profit excluding special items divided by average net operating assets
Special items – special items cover those items which management believe are material by nature or amount to the results and require separate disclosure in accordance with IAS 1 paragraph 86. Such items would generally include profit and loss on disposal of property, investments and businesses, asset impairments, restructuring charges, natural disasters and non-cash gains or losses on the price fair value adjustment of plantations
EBITDA excluding special items – earnings before interest (net finance costs), tax, depreciation, amortisation and special items
The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

sappi limited

first quarter
Supplemental information
additional information
Quarter
Quarter
ended
ended
Dec 2007
Dec 2006
US$ million
US$ million
Profit for the period to EBITDA excluding
special items
(1)
reconciliation
Profit for the period
42
30
Net finance costs
28
37
Taxation – current
3
6
– deferred
18
19
Special items – losses (gains)
1
(29)
Operating profit excluding special items
92
63
Depreciation and amortisation
96
95
EBITDA excluding special items
(1)
188
158
Dec 2007
Sept 2007
US$ million
US$ million
Net debt (US$ million)
(2)
2,495
2,257
Net debt to total capitalisation (%)
(2)
45.6
43.2
Net asset value per share (US$)
(2)
9.29
9.37
(1)
In connection with the U.S. Securities Exchange Commission (SEC) rules relating to “Conditions for Use of Non-GAAP Financial Measures”,
we have reconciled EBITDA excluding special items to net profit rather than operating profit. As a result our definition retains minority interest as part of EBITDA excluding special items.
Operating profit excluding special items represents earnings before interest (net finance costs), taxation and special items. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the group income statement for an explanation of the computation of net finance costs. Special items cover those items which management believe are material by nature or amount to the results and require separate disclosure in accordance with IAS 1 paragraph 86. Such items would generally include profit and loss on disposal of property, investments and businesses, asset impairments, restructuring charges, natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.
EBITDA excluding special items represents operating profit before depreciation, amortisation and special items.
We use both operating profit excluding special items and EBITDA excluding special items as internal measures of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit excluding special items and EBITDA excluding special items are measures used by the group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses.
We believe they are useful and commonly used measures of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because they facilitate operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe both operating profit excluding special items and EBITDA excluding special items can provide a useful additional basis for comparing the current performance of the operations being evaluated. For these reasons, we believe operating profit excluding special items and EBITDA excluding special items and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate operating profit excluding special items and EBITDA excluding special items differently, so making comparisons among companies on this basis should be done very carefully. Operating profit excluding special items and EBITDA excluding special items are not measures of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as indicators of the company’s operations in accordance with IFRS.
(2)
Refer to page 15, Supplemental Information for the definition of the term.

sappi limited

first quarter
Supplemental information
regional information
Quarter
Quarter
ended
ended
Dec 2007
Dec 2006
Metric tons
Metric tons
(000’s)
(000’s) % change
Sales volume
Fine Paper – North America
373
372 0.3
Europe
624
635 (1.7)
Southern Africa
76
87 (12.6)
Total
1,073
1,094 (1.9)
Forest Products –  Pulp and paper operations
345
331 4.2
Forestry operations
200
271 (26.2)
Total
1,618
1,696 (4.6)
Quarter
Quarter
ended
ended
Dec 2007
Dec 2006
US$ million
US$ million % change
Sales
Fine Paper – North America
384
374 2.7
Europe
638
587 8.7
Southern Africa
87
83 4.8
Total
1,109
1,044 6.2
Forest Products –  Pulp and paper operations
252
207 21.7
Forestry operations
16
16 –
Total
1,377
1,267 8.7
Operating profit
Fine Paper – North America 1
11
1 2 450.0
Europe 1
19
9 13 46.2
Southern Africa
1
1 –
Total
31
16 93.8
Forest Products
55
78 (29.5)
Corporate
5
(2) –
Total

92 (1.1)

sappi limited
18 first quarter
Quarter
Quarter
ended
ended
Dec 2007
Dec 2006
US$ million
US$ million % change
Special items – losses (gains)
Fine Paper – North America
2
– –
Europe
(2)
– –
Southern Africa
–
– –
Total
–
– –
Forest Products
1
(29) –
Corporate
–
– –
Total
1
(29) –
Operating profit excluding special items
Fine Paper – North America
13
2 550.0
Europe
17
13 30.8
Southern Africa
1
1 –
Total
31
16 93.8
Forest Products
56
49 14.3
Corporate
5
(2) –
Total
92
63 46.0
EBITDA excluding special items
Fine Paper – North America
40
28 42.9
Europe
62
61 1.6
Southern Africa
4
5 (20.0)
Total
106
94 12.8
Forest Products
77
66 16.7
Corporate
5
(2) –
Total
188
158 19.0
Net operating assets
Fine Paper – North America
1,029
1,106 (7.0)
Europe
1,991
1,867 6.6
Southern Africa
153
170 (10.0)
Total
3,173
3,143 1.0
Forest Products
1,830
1,474 24.2
Corporate and other
(38)
(48) –
Total
4,965
4,569 8.7
Supplemental information

sappi limited
19 first quarter
Supplemental information
summary Rand convenience translation
Quarter
Quarter
ended
ended
Dec 2007
Dec 2006
US$ million
US$ million % change
Key figures: (ZAR million)
Sales
9,293
9,294 –
Operating profit
614
675 (9.0)
Special items – losses (gains) *
7
(213) –
Operating profit excluding special items
621
462 34.4
EBITDA excluding special items *
1,269
1,159 9.5
Profit for the period
283
220 28.6
Basic EPS (SA cents)
121
95 27.4
Net debt *
16,983
15,963 6.4
Cash generated from operations
1,046
917 14.1
Cash (utilised in) retained from operating activities
(297)
264 –
Net movement in cash and cash equivalents
607
15 3,946.7
Key ratios: (%)
Operating profit to sales
6.6
7.3
Operating profit excluding special items to sales
6.7
5.0
EBITDA excluding special items to sales
13.7
12.5
Operating profit excluding special items
to average net assets
8.2
6.4
Net debt to total capitalisation *
45.6
46.7
* Refer to page 15, Supplemental Information for the definition of the term.
exchange rates
Dec
Sept June March Dec
2007
2007 2007 2007 2006
Exchange rates :
Period end rate: US$1 = ZAR
6.8068
6.8713 7.0393 7.2650 7.0076
Average rate for the Quarter: US$1 = ZAR
6.7488
7.0453 7.1095 7.1532 7.3358
Average rate for the YTD: US$1 = ZAR
6.7488
7.1741 7.2121 7.2783 7.3358
Period end rate: EUR 1 = US$
1.4717
1.4272 1.3542 1.3358 1.3199
Average rate for the Quarter: EUR 1 = US$
1.4556
1.3782 1.3498 1.3160 1.2926
Average rate for the YTD: EUR 1 = US$
1.4556
1.3336 1.3178 1.3021 1.2926
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
–
Assets and liabilities at rates of exchange ruling at period end; and
–
Income, expenditure and cash flow items at average exchange rates.

this report is available on the Sappi website
www.sappi.com
Other interested parties can obtain printed copies of this report from:
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depositary:
Capita Registrars
Services 2004 (Proprietary) Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157
printed by INCE (Pty) Ltd

sappi
Printed on Magno Matt Satin 250g/m
2
and 150g/m
2
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 01, 2008
SAPPI LIMITED,
by : /s/ M. R. Thompson
Title:
Chief Financial Officer
Name: M. R. Thompson